AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)

DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.
(Name of Issuer)

DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.
(Name of Person Filing Statement)

SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

245916101
_______________
(CUSIP Number of Class of Securities)

     David F. Connor, Esq., Secretary
 Delaware Investments Dividend and Income Fund, Inc.
     2005 Market Street
Philadelphia, PA 19103
 800-523-1918

(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications on Behalf of Person(s) Filing Statement)

CALCULATION OF FILING FEE

           TRANSACTION VALUATION  $______ *       AMOUNT OF FILING FEE:   None.

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)

and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________________________

Form or Registration No.: _______________________________________

Filing Party: _________________________________________________

Date Filed: __________________________________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

2005 Market St.
Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS® GLOBAL DIVIDEND AND INCOME FUND, INC.
ANNOUNCES SELF-TENDER OFFER FOR FIVE PERCENT OF ITS SHARES

PHILADELPHIA, May 19, 2011 — Delaware Investments Global Dividend and Income Fund, Inc. (NYSE: DGF) (the “Fund”) announced today that its Board of Directors has authorized an issuer tender offer to purchase for cash up to 246,552 shares of its common stock, each of which has a par value of $0.01 per share, representing 5 percent of its issued and outstanding shares of common stock. The tender offer will commence on Wednesday, June 1, 2011, and will expire, unless extended, at 11:59 p.m., New York City time, on Friday, July 1, 2011. Subject to various terms and conditions described in offering materials to be distributed to shareholders:  (1) purchases will be made at a price per share equal to the Fund’s net asset value per share on the first business day after the expiration of the offer; and (2) if more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a pro-rated basis.

The shares of common stock of the Fund have recently traded at a discount to their net asset value per share. During the pendency of the tender offer, the current net asset value per share will be available by telephone at 866 223-5912.

The Fund is a diversified, closed-end fund. The Fund’s primary investment objective is to seek high current income; capital appreciation is a secondary objective.  The Fund seeks to achieve its objectives by investing, under normal circumstances, at least 50% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks, and other equity-related securities of U.S. and foreign issuers.  Up to 50% of the Fund’s total assets may be invested in nonconvertible debt securities consisting primarily of government and high yield, high risk corporate bonds of U.S. and foreign issuers.

Under normal market conditions, the Fund will invest:  (1) at least 50% of its total assets in securities of U.S. issuers; and (2) at least 40% of its assets (including leveraged assets) in securities of non-U.S. issuers, unless market conditions are not deemed favorable by the Manager, in which case the Fund would invest at least 30% of its assets (including leveraged assets) in securities of non-U.S. issuers.  The Fund may not, however, invest more than 50% of its total assets in the securities of any developed or emerging markets foreign country.

The Fund utilizes leveraging techniques in an attempt to obtain higher return for the Fund.  There is no assurance that the Fund will achieve its investment objectives.

The Fund has implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted, and if necessary, a return of capital.

- more -

2005 Market St.
Philadelphia, PA 19103-7094

DELAWARE INVESTMENTS® GLOBAL DIVIDEND AND INCOME FUND, INC.  ANNOUNCES SELF-TENDER OFFER FOR FIVE PERCENT OF ITS SHARES / Page 2

Shareholders are advised to read the offer to purchase when it is available as it contains important information.  The offer to purchase and other documents filed by the Fund with the Securities and Exchange Commission, including the Fund’s annual report for the fiscal year ended November 30, 2010, will be available without cost at the Commission’s web site (www.sec.gov) or by calling the Fund at 800 523-1918.

About Delaware Investments
Delaware Investments, a member of Macquarie Group, is a U.S.-based diversified asset management firm with more than $150 billion in assets under management (as of March 31, 2011). Through a team of talented investment professionals, the firm manages assets across all major asset classes for a wide range of institutional and individual investors. Delaware Investments is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services with approximately US $321 billion in assets under management as of March 31, 2011.

Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. Advisory services provided by Delaware Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware Investments, visit www.delawareinvestments.com or call 800 523-1918.

Investments in the Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the "Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Fund, the repayment of capital from the Fund, or any particular rate of return.
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Media Contact	Media Contact
Marlene Petter Delaware Investments 215 255-1427	Paula Chirhart Macquarie Group 212 231-1310

© 2011 Delaware Management Holdings, Inc.